Exhibit 99.1

NYSE-A:ROY	NR 09-08
TSX:IRC	May 8, 2009

INTERNATIONAL ROYALTY REPORTS

CONSTRUCTION DECISION ON WORLD CLASS

PASCUA GOLD ROYALTY

DENVER, COLORADO – May 8, 2009 - International Royalty Corporation (TSX: IRC, NYSE-Amex: ROY) (“IRC” or the “Company”) reports today that Barrick Gold Corporation (“Barrick” or the “operator”) announced that its world-class Pascua-Lama project is proceeding to construction. IRC owns the largest private royalty on the Chilean portion (“Pascua”) of the Pascua-Lama project. It is a sliding scale royalty that varies with the price of gold. At a current spot gold price of around US$900/oz, the royalty rate would be 3.15% NSR and is expected to produce US$20 million in annual revenues to the Company. IRC purchased its Pascua royalty for a total of US$56.5 million in several transactions occurring in January through August of 2007.

According to the operator, Pascua-Lama currently has approximately 18 million ounces of contained gold in Proven and Probable Reserves, 4.7 million ounces of Measured and Indicated Resources1, and is expected to have a mine life of more than 25 years. During the first five years of production, Barrick estimates average cash costs of US$20-US$50/oz gold and average annual production of about 750,000-800,000 ounces of gold.  Commissioning of the project is expected in late 2012 and production in early 2013. The operator estimates pre-production construction costs of US$2.8-3.0 billion.2 As a royalty holder, IRC is not exposed to this or any future capital expenses for the Pascua-Lama project.

Additional information on the construction of the Pascua-Lama project is available at http://www.barrick.com/Theme/Barrick/files/docs_presentations/05.07.2009%20-%20Pascua%20Lama%20Go%20Ahead%20Webcast.pdf.

This press release has been reviewed by Peter Clarke of SRK Consulting, a qualified person for the purposes of National Instrument 43-101.

References:

1.

Proven Reserves contain 42.68 million tons of ore at 0.050 oz/ton for 2.13 million ounces. Probable Reserves contain 397.55 million tons of ore at 0.039 oz/ton for 15.67 million ounces. Measured Resources contain 12.51 million tons of ore at 0.039 oz/ton for 487 thousand ounces and Indicated Resources contain 118.99 million tons of ore at 0.035 oz/ton for 4.2 million ounces. Contained silver within reported proven gold Reserves are 75.54 million ounces at a grade of 1.77 oz/ton and contained silver within reported Probable gold Reserves are 642.08 million ounces at a grade of 1.62 oz/ton. Mineral Reserves and Resources have been calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For a breakdown of Reserves and Resources by category and additional information relating to Reserves and Resources, see pages 21-31 of Barrick’s 2008 Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

2.

News Release, Barrick Gold Corporation, May 7, 2009

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral-royalty company. IRC holds more than 85 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua-Lama gold project in Chile, a 1.5% NSR on the Las Cruces copper project in Spain and a 1.5% NSR on approximately 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the NYSE Amex (NYSE-A:ROY).

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information, please contact:

Jack Perkins, Director of Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Barbara Komorowski : bkomorowski@renmarkfinancial.com

Tel.: 514-939-3989

Fax: 514-939-3717

www.renmarkfinancial.com

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this document are forward-looking statements, such as statements that describe IRC's future plans, intentions, objectives or goals, and specifically include but are not limited to IRC’s expectations as to gold production levels at the Pascua-Lama mine, and corresponding expected royalty revenue.  In certain cases, forward-looking statements can be identified by the use of words such as “expects”, “enable”, “anticipates”, “estimated” or words of similar effect. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on, among others, such key factors as the prices of the underlying commodities, accuracy of operator estimates, actual production at the Pascua-Lama gold project, absence of production delays or regulatory issues and other risks associated with mining operations. IRC’s forward-looking statements in this document regarding the anticipated production are based on certain assumptions. Such assumptions include, but are not limited to, the validity of statements made by the project operators in the public domain, and their ability to finance, construct and successfully operate the Pascua-Lama project.  The forward-looking statements included in this document represent IRC’s views as of the date of this document and subsequent events and developments may cause IRC’s views to change. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this document. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Accordingly, readers should not place undue reliance on any forward-looking statements.

Cautionary note to U.S. Investors: The SEC permits the disclosure of only those mineral deposits that can be economically and legally extracted and produced.  This news release uses the team “Measured and Indicated Resources” which the SEC guidelines prohibit from inclusion in filing with the SEC.